EXHIBIT 2.1
ASSET PURCHASE AGREEMENT
BETWEEN
MIDDLEBROOK PHARMACEUTICALS, INC.
AND
KEF PHARMACEUTICALS, INC.

TABLE OF CONTENTS

Page
ARTICLE I

DEFINITIONS; CONSTRUCTION

1.1 Definitions	1
1.2 Construction	1

ARTICLE II

PURCHASE AND SALE

2.1 Sale and Purchase of Assets	2
2.2 No Liabilities	2

ARTICLE III

PRICE, PAYMENT AND CLOSING

3.1 Part 1 Purchase Price	2
3.2 Part 1 Closing	3
3.3 Part 2 Purchase Price	4
3.4 Part 2 Purchase Conditions and Closing	4

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

4.1 Organization	6
4.2 Authority; Enforceability	7
4.3 No Violation; Enforceability	7
4.4 No Proceedings	7
4.5 Financial Condition	7
4.6 Brokers, Etc	7
4.7 Title	7
4.8 Purchased Assets; Products	8
4.9 Patents	8

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

5.1 Organization	8
5.2 Authority; Enforceability	9
5.3 No Violation; Enforceability	9

i

ii

ASSET PURCHASE AGREEMENT
     This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 7, 2007, is entered into by and between MiddleBrook Pharmaceuticals, Inc., a Delaware corporation (“Seller”), and Kef Pharmaceuticals, Inc., a Delaware corporation (“Buyer”).
Background Statement
     Seller is the owner of patents, patent applications and certain other assets relating to antibiotic products sold under the name “KEFLEX”. The parties to this Agreement wish to provide for (i) Seller’s sale of such assets to Buyer, (ii) Buyer’s consignment back to Seller of those assets constituting finished goods inventory and (iii) Buyer’s licensing back to Seller of those assets constituting patents, all in accordance with and subject to the terms and conditions of this Agreement (as more fully defined herein).
Statement of Agreement
     The parties hereto agree as follows:
ARTICLE I
DEFINITIONS; CONSTRUCTION
     1.1 Definitions. Capitalized terms used in this Agreement have the meanings given to them in Appendix 1.
     1.2 Construction.
     (a) The article and section headings contained in this Agreement are solely for the purposes of reference and convenience, are not part of the agreement of the parties, and shall not in any way limit, modify or otherwise affect the meaning or interpretation of this Agreement.
     (b) References to “Sections” or “Articles” refer to corresponding Sections or Articles of this Agreement unless otherwise specified.
     (c) References to “Exhibits” refer to the exhibits attached hereto.
     (d) Unless the context requires otherwise, the words “include,” “including” and variations thereof mean without limitation; the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section or article in which such words appear; and any reference to a statute, regulation or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder.
     (e) Unless the context requires otherwise, words in the singular include the plural, words in the plural include the singular, and words importing any gender shall be applicable to all genders.

     (f) References to time are to prevailing time in New York, New York.
     (g) References to a number of days refer to calendar days unless Business Days are specified. Except as otherwise specified, whenever any action must be taken on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
ARTICLE II
PURCHASE AND SALE
     2.1 Sale and Purchase of Assets.
     (a) Purchased Assets.
     (i) On the terms and subject to the conditions of this Agreement, at and as of the Part 1 Closing, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller, all right, title and interest of Seller (it being understood that the use or sale of such inventory, other assets and rights shall be limited to the United States and Puerto Rico) in and to all of MiddleBrook’s inventory of KEFLEX drug product (collectively, the “Part 1 Assets”), free and clear of all Encumbrances except for Permitted Encumbrances.
     (ii) Upon satisfaction or waiver of the conditions set forth in Sections 3.4(b), 3.4(c) and 3.4(d), Seller shall, on the terms and subject to the other conditions of this Agreement, at and as of the Part 2 Closing license to Buyer the Patents (the “Licensed Patents”) pursuant to the Patent License, free and clear of all Encumbrances except for Permitted Encumbrances.
     (b) Excluded Assets. For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, the Purchased Assets shall not include any assets of Seller or its Affiliates not specifically described in Section 2.1(a).
     2.2 No Liabilities. Buyer shall not assume any Liabilities of Seller.
ARTICLE III
PRICE, PAYMENT AND CLOSING
     3.1 Part 1 Purchase Price. In consideration of the sale of the Part 1 Assets, at the Part 1 Closing and subject to the conditions set forth herein, Buyer shall pay to Seller an amount (the “Part 1 Purchase Price”) equal to Two Million Two Hundred and Fifty Thousand Dollars ($2,250,000) payable in cash by wire transfer of immediately available funds.

     3.2 Part 1 Closing.
     (a) At the Part 1 Closing Seller shall execute (as applicable) and deliver the following items to Buyer:
     (i) a bill of sale substantially in the form of Exhibit A (the “Bill of Sale”);
     (ii) [reserved];
     (iii) an Inventory Consignment Agreement substantially in the form of Exhibit B (the “Consignment Agreement”);
     (iv) a Contingent Transition Agreement substantially in the form of Exhibit C (the “Transition Agreement”);
     (v) a letter specifying the payoff amount with respect to indebtedness owed by Seller pursuant to the Credit and Security Agreement, dated as of June 30, 2006, by and among Seller, the various financial institutions party thereto and Merrill Lynch Capital (the “Credit Agreement”);
     (vi) a certificate of Seller’s Secretary certifying as to Seller’s certificate of incorporation, bylaws, board of directors’ resolutions authorizing the transactions contemplated by this Agreement and the Related Agreements and as to the incumbency of the officers of Seller executing this Agreement, the Related Agreements and any documents contemplated thereby; and
     (vii) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement and the Related Agreements.
     (b) At the Part 1 Closing, Buyer shall execute (as applicable) and deliver the following items to Seller:
     (i) the Part 1 Purchase Price, in full, by wire transfer of immediately available funds pursuant to the following wire transfer instructions:

Amount:	$ 2,250,000
Bank Name:	State Street Bank and Trust Company
ABA/Routing#:	011000028
Account #:	17039843
Account Name:	MiddleBrook Pharmaceuticals, Inc.
Ref:	Attention: Kevin Hughes
For credit to: DE1715
     (ii) the Bill of Sale;
     (iii) the Consignment Agreement;

     (iv) the Transition Agreement;
     (v) a certificate of Buyer’s Secretary certifying as to Buyer’s certificate of incorporation, bylaws, board of directors’ resolutions authorizing the transactions contemplated by this Agreement and the Related Agreements and as to the incumbency of the officers of Buyer executing this Agreement, the Related Agreements and any documents contemplated thereby; and
     (vi) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement and the Related Agreements.
     (c) [reserved]
     3.3 Part 2 Purchase Price. In consideration of the license of the Licensed Patents, at the Part 2 Closing and subject to the conditions set forth herein, the Buyer shall pay to the Seller an amount (the “Part 2 Purchase Price”) equal to Two Million Dollars ($2,000,000) payable in cash by wire transfer of immediately available funds.
     3.4 Part 2 Purchase Conditions and Closing.
     (a) Seller shall have the right to require Buyer to license the Licensed Patents, subject to the conditions precedent set forth in Sections 3.4(b) and 3.4(c), by delivering a written notice thereof to Buyer substantially in the form of Exhibit D (the “Part 2 Notice”) on any day that is a Business Day on or prior to June 30, 2008. The Part 2 Notice shall specify a Part 2 Closing Date not earlier than five (5), and not later than thirty (30), Business Days after delivery of the Part 2 Notice. The Part 2 Notice shall constitute a binding obligation of the Buyer and Seller to license the Licensed Patents pursuant to the terms and conditions of this Agreement.
     (b) The obligation of the parties to license the Licensed Patents shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) of the following conditions:
          (i) No Legal Requirement, temporary restraining order, preliminary injunction or permanent injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining, preventing or prohibiting the license of the Licensed Patents.
          (ii) Seller shall have delivered the Part 2 Notice to Buyer on or prior to June 30, 2008.
     (c) The obligation of Buyer to license the Licensed Patents shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) of the following conditions:
     (i) Seller shall have received from the FDA either (A) an approval letter for marketing the Seller’s Amoxicillin PULSYS product, pursuant to the Seller’s New Drug Application number 50-813 or (B) an approvable letter for the Seller’s Amoxicillin

PULSYS product, pursuant to the Seller’s New Drug Application number 50-813 containing only such conditions or requirements that in the reasonable determination of both the Buyer and the Seller, and subject to negotiation between the two parties, are deemed to be acceptable.
     (ii) Each of the representations and warranties of Seller set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Part 2 Effective Time as though made on and as of the Part 2 Effective Time, except where the failure or failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (iii) Seller shall have performed in all material respects all obligations and complied with all covenants required to be performed by it under this Agreement at or prior to the Part 2 Closing.
     (iv) No event or events shall have occurred or circumstance or circumstances exist that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to (A) the Seller’s business of developing, manufacturing, distributing, marketing, selling and using the Products or (B) the Seller.
     (d) The obligation of Seller to license the Licensed Patents shall be subject to the satisfaction (or waiver, if permissible under applicable Legal Requirements) of the following conditions:
     (i) Each of the representations and warranties of Buyer set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect, shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Part 2 Effective Time as though made on and as of the Part 2 Effective Time, except where the failure or failures to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
     (ii) Buyer shall have performed in all material respects all obligations and complied with all covenants required to be performed by it under this Agreement at or prior to the Part 2 Closing.
     (e) At the Part 2 Closing Seller shall execute (as applicable) and deliver the following items to Buyer:
     (i) [reserved];
     (ii) a license of the Licensed Patents in the form of Exhibit E (the “Patent License”);
     (iii) a Patent Sublicense Agreement in the form of Exhibit F (the “Patent Sublicense”);

     (iv) a certificate of Seller’s Secretary certifying as to Seller’s certificate of incorporation, bylaws, board of directors’ resolutions of Seller’s authorizing the transactions contemplated by the Part 2 Closing and as to the incumbency of the officers of Seller executing the documents to be executed by Seller at the Part 2 Closing;
     (v) a certificate, executed by Seller’s chief executive officer or president, certifying to the matters set forth in Sections 3.4(c)(ii)-(iv); and
     (vi) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement to occur at the Part 2 Closing.
     (f) At the Part 2 Closing Buyer shall execute (as applicable) and deliver the following items to Seller:
     (i) the Part 2 Purchase Price, in full, by wire transfer of immediately available funds pursuant to an account Seller shall designate in writing to Buyer at least two (2) Business Days prior to the Part 2 Closing Date;
     (ii) the Patent Sublicense;
     (iii) a certificate of Buyer’s Secretary certifying as to Buyer’s certificate of incorporation, bylaws, board of directors’ resolutions authorizing the transactions contemplated by the Part 2 Closing and as to the incumbency of the officers of Buyer executing the documents to be executed by Buyer at the Part 2 Closing;
     (iv) a certificate, executed by Buyer’s chief executive officer or president, certifying to the matters set forth in Sections 3.4(d)(i) and 3.4(d)(ii); and
     (v) such other documents and instruments as may be reasonably necessary to effect or evidence the transactions contemplated by this Agreement to occur at the Part 2 Closing.
     (g) [reserved]
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer that:
     4.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of its organization. Seller has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted.

     4.2 Authority; Enforceability. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the execution and delivery of this Agreement and the performance of all of its obligations hereunder have been duly authorized by Seller. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally.
     4.3 No Violation; Enforceability. The signing, delivery and performance of this Agreement by Seller is not prohibited or limited by, and will not result in the breach of or a default under, any provision of the certificate of incorporation, bylaws or other formation documents of Seller, or of any material agreement or instrument binding on Seller, or of any applicable law, order, writ, injunction or decree of any Governmental Authority, except for such prohibition, limitation or default as would not prevent consummation by Seller of the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Seller, and Seller’s compliance with the terms and provisions hereof, do not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default, with or without the passage of time and the giving of notice, under any Contract or other instrument or obligation binding or affecting the Purchased Assets.
     4.4 No Proceedings. Except as set forth on Schedule 4.4, there is no action, suit, litigation, Proceeding, claim, governmental investigation or administrative action pending or, to Seller’s Knowledge, threatened, directly or indirectly involving the Products or Purchased Assets or the transactions contemplated hereby or Seller’s ability to perform its obligations hereunder. Seller is not a party or subject to or in default under any material judgment, order, injunction or decree of any Governmental Authority or arbitration tribunal applicable to Seller, the Products or the Purchased Assets. To Seller’s Knowledge, no recalls, withdrawals or post-sale warnings with respect to the Products have been required by any Governmental Authority or made voluntarily by Seller.
     4.5 Financial Condition. No insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, has been commenced by or against Seller or any of its assets or properties, nor, to Seller’s Knowledge, is any such Proceeding threatened. Seller does not contemplate and has not taken any action in contemplation of the institution of any such insolvency Proceedings.
     4.6 Brokers, Etc. No broker, investment banker, agent, finder or other intermediary acting on behalf of Seller or under the authority of Seller is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated hereby.
     4.7 Title. (i) Except for encumbrances arising from the Credit Agreement, which encumbrances shall be terminated in connection with the Part 1 Closing, Seller is the sole and exclusive owner of the Purchased Assets and has the unencumbered right to convey all of the Purchased Assets; (ii) no licenses have been granted to any third party under any of the

Purchased Assets (other than licenses granted pursuant to this Agreement or the Related Agreements); and (iii) the Purchased Assets are subject to no Encumbrances other than the rights of Buyer hereunder and Permitted Encumbrances.
     4.8 Purchased Assets; Products.
     (a) Seller’s operation of the Purchased Assets and marketing, sale and distribution of the Products has been, and as of the Closing Date is or will be (as applicable), in compliance in all material respects with the Act and other comparable state and local statutes, rules and regulations applicable to the Products. To Seller’s Knowledge, there are no adverse effects from the use of any of the Products that are not disclosed in the package insert for such Product.
     (b) Except as set forth on Schedule 4.8, there are no pending or, to Seller’s Knowledge, threatened actions, Proceedings or complaints by any Governmental Authority related to Seller or, to Seller’s Knowledge, any third party manufacturers that would, in either case, prohibit or adversely affect the manufacture, promotion, sale and/or distribution of the Products.
     (c) Except as set forth on Schedule 4.8, Seller has not received any written notification (i) from the FDA alleging that any Product is misbranded or adulterated as defined in the Act, (ii) from the FDA or any other applicable Governmental Authority contesting the approval, uses, labeling or promotion of a Product or (iii) otherwise alleging any violation by Seller of any Legal Requirement in connection with any Product.
     4.9 Patents. Schedule 4.9 lists all patents owned, applied for, related to or used by Seller in connection with the manufacture, sale or development of the Products. Each Licensed Patent is in full force and effect, all fees necessary to maintain the Licensed Patents have been paid in full when due, and there are currently no maintenance fees due for any of the Licensed Patents. There has been no action by the United States Patent and Trademark Office to reexamine, terminate or cancel any Licensed Patent or to decline to issue any Licensed Patent that has not been issued. The Seller has not granted any license under any of the Licensed Patents to develop, make, have made, import, offer for sale or sell Products other than the license pursuant to Section 3.4(e)(ii). To the Seller’s Knowledge, no Person (i) has claimed that any Licensed Patent is invalid or unenforceable or (ii) is currently infringing any of the Licensed Patents. The conduct of the Seller’s business, as currently conducted, does not and, to the Seller’s Knowledge, will not infringe any valid claim of any Patent. To the Seller’s Knowledge, the conduct of the Seller’s business, as currently planned to be conducted, will not infringe any valid claim of any Patent.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     5.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the state of its organization. Buyer has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as is now being conducted.

     5.2 Authority; Enforceability. Buyer has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and the execution and delivery of this Agreement and the performance of all of its obligations hereunder have been duly authorized by Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally.
     5.3 No Violation; Enforceability. The signing, delivery and performance of this Agreement by Buyer is not prohibited or limited by, and will not result in the breach of or a default under, any provision of the certificate of incorporation, bylaws or other formation documents of Buyer, or of any material agreement or instrument binding on Buyer, or of any applicable law, order, writ, injunction or decree of any Governmental Authority, except for such prohibition, limitation or default as would not prevent consummation by Buyer of the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Buyer, and Buyer’s compliance with the terms and provisions hereof, does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default, with or without the passage of time and the giving of notice, under any Contract or other instrument or obligation binding or affecting Buyer or Buyer’s property.
     5.4 No Proceedings. No action, suit, litigation, Proceeding, claim, governmental investigation or administrative action is pending or, to Buyer’s Knowledge, threatened directly or indirectly involving the transactions contemplated hereby or Buyer’s ability to perform its obligations hereunder.
     5.5 Financial Condition. No insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, has been commenced by or against Buyer or any of its assets or properties, nor, to Buyer’s Knowledge, is any such Proceeding threatened. Buyer does not contemplate and has not taken any action in contemplation of the institution of any such insolvency Proceedings.
     5.6 Brokers, Etc. No broker, investment banker, agent, finder or other intermediary acting on behalf of Buyer or under the authority of Buyer is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with any of the transactions contemplated hereby.
     5.7 Due Diligence. In making its determination to proceed with the transactions contemplated by this Agreement, the Buyer has relied solely on the results of its own independent investigation and the representations and warranties of the Seller set forth in Article IV, including the schedules thereto. Such representations and warranties by the Seller constitute the sole and exclusive representations and warranties of the Seller to the Buyer in connection with the transactions contemplated hereby, and the Buyer acknowledges and agrees that the Seller is not making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement.

ARTICLE VI
COVENANTS
     6.1 Information Exchange. Each Party shall convey to the other all communications between such Party and the FDA, the United States Patent and Trademark Office and any other Governmental Authority or Person, and all adverse drug experiences, quality, regulatory and other information received by such Party, in respect of the Products or the Purchased Assets; provided, however, that (i) neither Party shall have any obligation to confirm the accuracy or completeness of any such information and (ii) each Party shall notify the other of all such communications within five (5) days of the Party’s receipt of such communication. Each Party shall notify the other in writing of the Person or Persons to receive information required to be provided under this Section 6.1, which may be different Persons for different categories of information and which may be third party service providers.
     6.2 Manufacturing Purchase Order. On the Part 1 Closing Date, Seller shall, if it has not already done so, place a purchase order with the Manufacturer for the Products and in the quantities set forth on Schedule 6.2 for delivery in April 2008. The Seller shall pay the Manufacturer all amounts due to the Manufacturer pursuant to the terms of such purchase order. Such purchase order and the Products to be manufactured pursuant to such purchase order shall constitute Part 1 Assets.
     6.3 Commercially Reasonable Efforts. Upon the terms and subject to the conditions of this Agreement, each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Legal Requirements to consummate and make effective the transactions contemplated by this Agreement and the Related Agreements as promptly as practicable, including, without limitation, (i) the prompt preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated by this Agreement and the Related Agreements and the taking of such commercially reasonable actions as are necessary to obtain any requisite consents, orders, exemptions or waivers by any Governmental Authority or any other Person and (ii) using commercially reasonable efforts to cause the satisfaction of all conditions to the Part 2 Closing. Each Party shall promptly consult with the other Party with respect to, provide the other Party any necessary information with respect to, and provide the other Party (or its counsel) copies of, all filings made by such Party with any Governmental Authority or any other Person or any other information supplied by such Party to a Governmental Authority or any other Person in connection with this Agreement and the Related Agreements and the transactions contemplated by this Agreement and the Related Agreements.
     6.4 Further Assurances. From time to time after any Closing, without additional consideration, each Party will (or, if appropriate, cause its Affiliates to) execute and deliver such further instruments and documents and take such other action as may be necessary or reasonably requested by the other Party to make effective the transactions contemplated by this Agreement and the Related Agreements and to provide the other Party with the intended benefits of this Agreement and the Related Agreements. Without limiting the foregoing, upon reasonable request of Buyer or Seller, as applicable, the other Party shall execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and paper as may be reasonably required to sell, transfer, assign, convey and deliver to Seller or Buyer, as applicable, all right, title and interest in, to and under the Purchased Assets. If any Party to this Agreement shall, following any Closing, have in its possession any asset or right which under this Agreement should have been delivered to the other, such Party shall promptly deliver such asset or right to the other.
     6.5 Bulk Sales Laws. The Parties hereby waive compliance with the provisions of any applicable bulk sales laws, including, without limitation, Article 6 of the Uniform Commercial Code, as it may be amended from time to time and as it may be in effect in any applicable jurisdiction. This provisions shall not be deemed to in any way limit the indemnity provided for in Article VII hereto.
ARTICLE VII
INDEMNIFICATION
     7.1 Survival. All representations, warranties, covenants and agreements made by Seller and Buyer in this Agreement and the documents to be executed in connection with this Agreement shall survive the Part 1 Closing and the Part 2 Closing.
     7.2 Indemnification by Seller. Subject to the limitations set forth in this Article VII, after the Part 1 Closing Seller shall indemnify and hold harmless Buyer from, and shall pay to Buyer, any and all Damages arising, directly or indirectly, from or in connection with:
     (a) the breach of any of the representations, warranties, covenants or agreements of Seller contained in this Agreement or the Related Agreements;
     (b) any Liability (excluding any and all Liabilities related to Taxes) relating to the Products or Purchased Assets not expressly assumed by Buyer hereunder; and
     (c) the violation by Seller of any Legal Requirement (excluding any and all Liabilities related to Taxes), or any negligence or willful misconduct of Seller, in connection with the Products or the Purchased Assets or the performance by Seller of its obligations under this Agreement or any of the Related Agreements, excluding any Damages to the extent resulting from the acts or omissions of Buyer or the breach by Buyer of any of its obligations under this Agreement or any of the Related Agreements.
     7.3 Indemnification by Buyer. Subject to the limitations set forth in this Article VII, after the Part 1 Closing Buyer shall indemnify and hold harmless Seller for, and shall pay to Seller, any and all Damages arising, directly or indirectly, from or in connection with:
     (a) the breach of any of the representations, warranties, covenants or agreements of Buyer contained in this Agreement or the Related Agreements; and
     (b) the violation by Buyer of any Legal Requirement, or any gross negligence or willful misconduct of Buyer, in connection with the Products or the Purchased Assets or the performance by Buyer of its obligations under this Agreement or any of the Related Agreements, excluding any Damages resulting from the acts or omissions of Seller or the breach by Seller of any of its obligations under this Agreement or any of the Related Agreements.
     7.4 Procedure for Indemnification – Third-Party Claims.
     (a) If any Person shall claim indemnification hereunder arising from any claim or demand of a third party, the party seeking indemnification (the “Indemnified Party”) shall notify the party from whom indemnification is sought (the “Indemnifying Party”) in writing of the basis for such claim or demand and such notice shall set forth the nature of the claim or demand in reasonable detail. The failure of the Indemnified Party to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any indemnification obligation hereunder except to the extent that the defense of such claim or demand is prejudiced by the failure to give such notice.
     (b) If any claim, motion or proceeding (a “Proceeding”) is brought by a third party against an Indemnified Party and the Indemnified Party gives notice to the Indemnifying Party pursuant to Section 7.4(a), the Indemnifying Party may assume the settlement or defense of such Proceeding. The Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by the Indemnified Party in its sole discretion) in any such Proceeding and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party. If the Indemnified Party assumes the defense of such Proceeding because of the failure of the Indemnifying Party to conduct such defense in good faith, the fees and expenses of such counsel shall be paid by the Indemnifying Party. The Indemnified Party shall cooperate fully with the Indemnifying Party and its counsel in the defense or settlement of such Proceeding. If the Indemnifying Party assumes the defense of a Proceeding, no compromise or settlement of such claims may be effected by the Indemnifying Party without the Indemnified Party’s consent unless (i) there is no finding or admission of any violation of Legal Requirements or the rights of any Person by the Indemnified Party and no Material Adverse Effect on the Indemnified Party with respect to any other claims that may be made against it and (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.
     (c) If (i) notice is given to the Indemnifying Party of the commencement of any third-party Proceeding and the Indemnifying Party does not, within ten (10) days after the Indemnified Party is given notice, give notice to the Indemnified Party of its election to assume the defense of such Proceeding, or (ii) having assumed the defense of such Proceeding, the Indemnifying Party fails to conduct such defense in good faith, then the Indemnified Party shall (upon notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of such claim; provided that no compromise or settlement of such claim may be affected by the Indemnified Party without the Indemnifying Party’s consent if (A) the Indemnifying Party will be liable for any amounts to be paid to compromise or settle the claim, (B) there is a finding or admission of any violation by the Indemnifying Party of any Legal Requirement or the rights of any Person or (C) the compromise or settlement would have a Material Adverse Effect on the Indemnifying Party with respect to any other claims that may be made against it. The Indemnifying Party shall reimburse the Indemnified Party for the costs and expenses of defending against the third-party claim (including reasonable attorneys’ fees and expenses) and the Indemnifying Party shall remain responsible for any Damages arising from or related to such third-party claim to the extent provided in this Article VII. The Indemnifying Party may elect to participate in such Proceedings, negotiations or defense at any time at its own expense.
     7.5 Limitation on Damages.
     (a) Notwithstanding anything set forth herein to the contrary, all Damages recoverable by an Indemnified Party shall be net of any proceeds such Indemnified Party recovers, or is entitled to recover, under any applicable insurance coverage and any amounts such Indemnified Party recovers, or is entitled to recover, from third parties, except to the extent such recoveries have or are reasonably expected to result in future or retroactive premium increases (any such net recovered amount, an “Insurance Recovery”). Accordingly, the amount that an Indemnifying Party is required to pay to any Indemnified Party will be reduced by any Insurance Recovery; provided, however, that any Damages described in Section 7.2 or 7.3 that are incurred by an Indemnified Party shall be paid or, in the case of amounts that may be insured, advanced, promptly by the Indemnifying Party and shall not be delayed pending any determination as to the availability of any Insurance Recovery. If an Indemnified Party receives a payment required to be made under this Article VII from an Indemnifying Party in respect of any Damages and subsequently receives any Insurance Recovery, then the Indemnified Party shall promptly pay such Insurance Recovery to the Indemnifying Party.
     (b) Upon any payment of Damages to an Indemnified Party, the Indemnifying Party shall be subrogated to all rights of the Indemnified Party with respect to the Damages to which such indemnification relates to the extent of the amount of such payment.
     (c) The Indemnified Party shall have no right to recover consequential, punitive or multiplied damages except to the extent the Indemnified Party is liable to a third party for such damages.
ARTICLE VIII
GENERAL PROVISIONS
     8.1 No Joint Venture. The relationship between the Parties is that of independent contractors. The Parties are not joint venturers, partners, principal and agent, master and servant, employer or employee, and have no relationship other than as independent contracting parties. Neither Party shall have the power to bind or obligate the other in any manner.
     8.2 Expenses. Each Party shall pay all costs and expenses incurred by such Party in connection with this Agreement and the transactions contemplated hereby, including in each case all fees and expenses of investment bankers, finders, brokers, agents, representatives, consultants, counsel and accountants.
     8.3 Amendment and Modification. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by the Party against whom such amendment, modification or supplement is sought to be enforced.

     8.4 Waiver of Compliance; Consents. The rights and remedies of the Parties are cumulative and not alternative and may be exercised concurrently or separately. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege shall preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (i) no claim or right arising out of this Agreement can be discharged by one Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (ii) no waiver that may be given by a Party shall be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement. Any consent required or permitted by this Agreement is binding only if in writing.
     8.5 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be (i) delivered by hand, (ii) sent by facsimile transmission, or (iii) sent certified mail or by a nationally recognized overnight delivery service, charges prepaid, to the address set forth below (or such other address for a Party as shall be specified by like notice):

If to Seller, to:	MiddleBrook Pharmaceuticals, Inc.
20425 Seneca Meadows Parkway
Germantown, Maryland 20876
Attention: Edward M. Rudnic, Ph.D.
Facsimile: (301) 944-6700

Copy to:	Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
Attention: Frederick W. Kanner, Esq.
Facsimile: (212) 259-6333

If to Buyer, to:	Kef Pharmaceuticals, Inc. 780 3rd Avenue, 37th Floor
New York, New York 10017
Attention: James E. Flynn
Facsimile:

Copy to:	Robinson, Bradshaw & Hinson, P.A.
101 North Tryon Street, Suite 1900
Charlotte, North Carolina 28246
Attention: David J. Clark
Facsimile: (704) 373-3990
Each such notice or other communication shall be deemed to have been duly given and to be effective (x) if delivered by hand, immediately upon delivery if delivered on a Business Day during normal business hours and, if otherwise, on the next Business Day; (y) if sent by facsimile transmission, immediately upon confirmation that such transmission has been successfully transmitted on a Business Day before or during normal business hours and, if otherwise, on the Business Day following such confirmation, or (z) if sent by a nationally recognized overnight delivery service, on the day of delivery by such service or, if not a Business Day, on the first Business Day after delivery. Notices and other communications sent via facsimile must be followed by notice delivered by hand or by overnight delivery service as set forth herein within five (5) Business Days.
     8.6 Publicity. Neither Party shall issue any press release or any other form of public disclosure regarding the existence of this Agreement or the terms hereof, or use the name of the other Party hereto in any press release or other public disclosure without the prior written consent of the other Party, except (i) for those disclosures and notifications contemplated by this Agreement and (ii) as required by any Legal Requirement and solely to the extent necessary to satisfy such Legal Requirement.
     8.7 Assignment; No Third-Party Rights. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto without the prior written consent of the other Party. This Agreement and its provisions are for the sole benefit of the Parties to this Agreement and their successors and permitted assigns and shall not give any other Person any legal or equitable right, remedy or claim.
     8.8 Governing Law. The execution, interpretation and performance of this Agreement, and any disputes with respect to the transactions contemplated by this Agreement, including any fraud claims, shall be governed by the internal laws and judicial decisions of the State of New York, without regard to principles of conflicts of laws.
     8.9 Access to Records. Each Party shall provide the other Party with access to all relevant documents and other information pertaining to the Purchased Assets that are needed by such other Party for the purposes of preparing tax returns or responding to an audit by any Governmental Authority or for any other reasonable purpose.
     8.10 Severability. If any provision contained in this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein, unless the invalidity of any such provision substantially deprives either Party of the practical benefits intended to be conferred by this Agreement. Notwithstanding the foregoing, any provision of this Agreement held invalid, illegal or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable, and the determination that any provision of this Agreement is invalid, illegal or unenforceable as applied to particular circumstances shall not affect the application of such provision to circumstances other than those as to which it is held invalid, illegal or unenforceable.
     8.11 Construction. Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.
     8.12 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed on signature pages exchanged by facsimile, in which event each Party shall promptly deliver to the others such number of original executed copies as the other Party may reasonably request.
     8.13 Entire Agreement. This Agreement, including the Related Agreements, Appendices, Schedules, Annexes and Exhibits, constitutes the entire agreement and understanding of the Parties hereto in respect of the subject matter hereof. The Related Agreements, Appendices, Schedules, Annexes and Exhibits hereto are an integral part of this Agreement and are incorporated by reference herein. This Agreement supersedes all prior agreements, understandings, promises, representations and statements between the Parties and their representatives with respect to the transactions contemplated by this Agreement.
[Signatures are on the following page.]

     IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be executed by their duly authorized representatives as of the date first set forth above.

MIDDLEBROOK PHARMACEUTICALS, INC.

By:	/s/ Edward M. Rudnic

Name: Edward M. Rudnic, Ph.D.
Title: President and Chief Executive Officer

KEF PHARMACEUTICALS, INC.

By:	/s/ Peter W. Steelman

Name: Peter W. Steelman
Title: President
Signature Page to Asset Purchase Agreement

APPENDIX 1
DEFINITIONS
     “Act” means the Federal Food, Drug, and Cosmetic Act, as amended.
     “Affiliate” means with respect to any Person, each of the Persons that directly or indirectly, through one or more intermediaries, owns or controls, is controlled by or is under common control with, such Person. For the purpose of this Agreement, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies, whether through the ownership of voting securities, by contract or otherwise.
     “Agreement” means this Agreement, as indicated in the initial paragraph to this Agreement.
     “Bill of Sale” has the meaning set forth in Section Error! Reference source not found..
     “Business Day” means a day other than a Saturday, Sunday or day on which banks in the City of New York are authorized or required to be closed.
     “Buyer” has the meaning set forth in the initial paragraph of this Agreement.
     “Buyer’s Knowledge” means the actual knowledge of the Persons set forth on Annex A.
     “Closing” means, and “Close” shall mean, to effect the closing of (A) the sale and purchase of any or all of the Part 1 Assets or (B) the license of the Licensed Patents, as applicable
     “Consignment Agreement” has the meaning set forth in Section 3.2(a)(iii).
     “Contract” means any note, bond, mortgage, indenture, contract, agreement, guaranty, lien, pledge, permit, license, lease, purchase order, sales order, arrangement or other commitment, obligation or understanding, written or oral, to which a Person is a party or by which a Person or its assets or properties are bound.
     “Credit Agreement” has the meaning set forth in Section 3.2(a)(v).
     “Damages” means any loss, liability, claim, damage, expense (including cost of investigation and reasonable attorneys’ fees) and diminution of value, whether or not involving a third-party claim.
     “Encumbrance” means any security interest, mortgage, lien, pledge, charging order, warrant, option, conversion right, purchase right or other encumbrance of any sort.
     “FDA” means the United States Food and Drug Administration.
     “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any municipal, local, city or county government, any entity exercising

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executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.
     “IND” means the investigational new drug application no. 73,767, including any approval thereof and all supplements and amendments thereto.
     “Indemnified Party” has the meaning set forth in Section 7.4(a).
     “Indemnifying Party” has the meaning set forth in Section 7.4(a).
     “Insurance Recovery” has the meaning set forth in Section 7.5(a).
     “Legal Requirement” means any federal, state, local or foreign statute, law, treaty, rule, regulation, order, decree, writ, injunction or determination of any arbitrator or court or Governmental Authority and, with respect to any Person, includes all such Legal Requirements applicable or binding upon such Person, its business or the ownership or use of any of its assets.
     “Liabilities” means any and all debts, liabilities and obligations or any sort, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, including those arising under any Legal Requirement or Contract or otherwise.
     “Licensed Patents” has the meaning set forth in Section 2.1(a)(ii).
     “Manufacturer” means Ceph International Corp., a Commonwealth of Puerto Rico corporation.
     “Material Adverse Effect” means (i) a material adverse effect on the condition (financial or otherwise), results of operations, business, properties or liabilities of a Person, and (ii) with respect to the Licensed Patents, a material adverse effect on the value of such Licensed Patents; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has occurred, a Material Adverse Effect: (a) any adverse effect, change or circumstance arising from or relating to (i) general business or economic conditions, including any such conditions as they relate to Seller or the Purchased Assets, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in generally accepted accounting principles, (v) the negotiation, execution, delivery, public announcement or the pendency of this Agreement, the Related Agreements or the transactions contemplated hereunder or thereunder, (vi) the loss of the services of any employee by reason of resignation, retirement, death or permanent disability; (vii) the taking of any action required by this Agreement or the Related Agreements in connection with the transactions contemplated hereunder or thereunder or (viii) the financial performance or results of operations of such Person or any indicators or measures thereof and (b) solely with respect to the Licensed Patents, any adverse effect, change, circumstance or effect on

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the Purchased Assets or the business of such Person that is cured by such Person before the earlier of (i) the Part 2 Closing Date and (ii) June 30, 2008.
     “NDA” means the approved new drug applications number 50-405 and 50-406, including all supplements and amendments thereto.
     “Part 1 Assets” has the meaning set forth in Section 2.1(a)(i).
     “Part 1 Closing” means the closing of the purchase and sale of the Part 1 Assets, which shall take place on the date hereof.
     “Part 1 Purchase Price” has the meaning set forth in Section 3.1.
     “Part 2 Closing” means the closing of the license of the Licensed Patents.
     “Part 2 Closing Date” means the date on which the Part 2 Closing occurs.
     “Part 2 Effective Time” means 12:01 a.m. on the Part 2 Closing Date.
     “Part 2 Notice” has the meaning set forth in Section 3.4(a).
     “Part 2 Purchase Price” has the meaning set forth in Section 3.3.
     “Party” means either Seller or Buyer and “Parties” shall mean both Seller and Buyer.
     “Patent(s)” means patents, patent applications and invention registrations, anywhere in the world, including any continuations, continuations-in-part, divisions, reissues, reexaminations, and extensions thereof, all inventions disclosed therein, all rights provided by international treaties and conventions, and all rights to obtain and file for patents and registrations thereto.
     “Patent License” has the meaning set forth in Section 3.4(e)(ii).
     “Patent Sublicense” has the meaning set forth in Section 3.4(e)(iii).
     “Permitted Encumbrances” means (i) all Encumbrances approved in writing by Buyer; (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s or landlords’ liens or other like Encumbrances arising or incurred in the ordinary course of business for amounts which are not material and not yet due and payable; and (iii) Encumbrances for Taxes and other governmental charges that are not due and payable or delinquent or which are being contested in good faith through appropriate Proceedings.
     “Person” means any corporation, association, joint venture, partnership, limited liability company, organization, business, individual, trust, Governmental Authority or other legal entity.
     “Proceeding” has the meaning set forth in Section 7.4(b).
     “Product(s)” means all dosage forms, formulations, strengths and package sizes and types of any Cephalexin antibiotic products that may be marketed now or in the future under the NDA or the IND.

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     “Purchased Assets” means the Part 1 Assets and the Licensed Patents; provided, however, that, when used with respect to a specific Closing, Purchased Assets means those assets purchased or licensed at such Closing.
     “Related Agreement(s)” means each and all of the agreements set forth in Exhibits to this Agreement.
     “Seller” has the meaning set forth in the initial paragraph to this Agreement.
     “Seller’s Knowledge” means the actual knowledge of the Persons set forth on Annex B.
     “Taxes” means any and all federal, provincial, state, local and foreign taxes, assessments and other governmental charges, duties, impositions, levies and liabilities, including, without limitation, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, goods and services, ad valorem, transfer, gains, franchise, withholding, payroll, recapture, employment, excise, unemployment, insurance, social security, business license, occupation, business organization, stamp, environmental and property taxes, together with all any interest, penalties and additions imposed with respect to such amounts. For purposes of this Agreement, “Taxes” also includes any obligations under any agreements or arrangements with any Person with respect to the liability for, or sharing of, Taxes (including, without limitation, pursuant to Treas. Reg § 1.1502-6 or comparable provisions of state, local or foreign Tax law) and including, without limitation, any liability for Taxes as a transferee or successor, by contract or otherwise.
     “Transition Agreement” has the meaning set forth in Section 3.2(a)(iv).

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